Exhibit 99.3

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (the “Agreement”) is made and entered into as of December 23, 2024 by MUDRICK CAPITAL MANAGEMENT, L.P. on behalf of the funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates and listed hereto in Annex A (each, a “Holder” and collectively, the “Holders”) and VERTICAL AEROSPACE LTD., a Cayman Islands exempted company incorporated with limited liability, with its principal executive office at Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom (the “Company”). The Holders, on one hand, and the Company, on the other hand, are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Company and the Holders have previously entered into an investment agreement, dated December 20, 2024 (the “Investment Agreement”), pursuant to which the Holders have committed to purchase up to $50 million of equity or equity-linked securities issued by the Company, subject to the terms and conditions set forth therein;

WHEREAS, pursuant to the Notices of Conversion issued by each of the Holders to the Company pursuant to the Indenture, dated as of December 16, 2021 (as amended, the “Indenture”), by and among the Company and U.S. Bank National Association, as trustee, among others, governing the 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2028 (the “Notes”), each Holder converted, and the Company issued to each Holder newly-issued ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”) in connection with such conversion (such date of issuance, the “Partial Conversion Date”). Upon consummation of transactions contemplated by the Notices of Conversion, each Holder owns Ordinary Shares in the amounts set forth in Annex A (such Ordinary Shares, the “Shares”).

WHEREAS, in view of the valuable consideration to be received by each Holder thereunder, the Company and each Holder desire to enter into this Agreement, pursuant to which the Shares shall become subject to the limitations on disposition and other restrictions as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.             For purposes of this Agreement:

(a)          the term “Change of Control” means the transfer, whether by tender offer, merger, consolidation or other similar transaction, in one transaction or a series of related transactions, to a person or group of affiliated persons, of share capital if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity);

(b)          the term “Affiliate” of a specified person means a person (including, for the avoidance of doubt, an individual) who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person;

(c)          the term “Immediate Family” means, with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings;

(d)          the term “Lock-Up Period” means the period beginning the date hereof, and ending on the earlier to occur of (i) the completion of the First Equity Offering (as defined in the Investment Agreement) and (ii) March 31, 2025;

(e)          the term “Lock-Up Shares” means Shares issued to the Holders on the Partial Conversion Date pursuant to the Indenture in the amounts set forth in Annex A hereto, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted;

(f)          the term “Permitted Transferees” means any person to whom a Holder is permitted to transfer Lock-Up Shares prior to the expiration of the Lock-up Period pursuant to Section 2(a); and

(g)          the term “Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

2.            Lock-Up Provisions.

(a)          Each Holder hereby agrees that it shall not, and shall cause any of its Permitted Transferees not to, Transfer any Lock-Up Shares during the Lock-Up Period (the “Transfer Restriction”). Notwithstanding the foregoing, each Holder or any of its Permitted Transferees may Transfer any or all of the Lock-Up Shares during the Lock-Up Period: (i) to the Holder’s officers or directors; (ii) to any Affiliate(s) of the Holder; (iii) to any funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates, (iv) in respect of (i), (ii) or (iii), in the case of an individual, by gift to a member of such individual’s Immediate Family or to a trust, the beneficiary of which is a member of such individual’s Immediate Family or to a charitable organization; (iv) in respect of (i), (ii) or (iii), in the case of an individual, by virtue of laws of descent and distribution upon death of such individual or pursuant to operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; (v) in the case of any Holder or Permitted Transferee that is a corporation, partnership, limited liability company, trust or other business entity, to any partners (general or limited), members, managers, shareholders or holders of similar equity interests in the Permitted Transferee (or, in each case, its nominee or custodian) or any of its Affiliates; (vi) by virtue of any binding law or order of a governmental entity or by virtue of any Holder or Permitted Transferee’s organizational documents upon liquidation or dissolution of the Holder or Permitted Transferee; (vii) for the purposes of granting a pledge(s) of Lock-Up Shares as security or collateral in connection with any borrowing or the incurrence of any indebtedness by a Holder or a Permitted Transferee; or (viii) pursuant to a bona fide tender offer, merger, consolidation or other similar transaction, in each case made to all holders of Ordinary Shares, involving a Change of Control (including negotiating and entering into an agreement providing for any such transaction), provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Lock-Up Shares shall remain subject to the Transfer Restriction.

(b)          During the Lock-Up Period, each certificate (if any are issued) evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF DECEMBER 23, 2024, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDERS NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

Promptly upon the Transfer Restriction ceasing to apply in respect of a particular portion of Lock-Up Shares, the Company shall take all reasonable steps required to remove such legend from the certificates evidencing the relevant Lock-Up Shares, including issuing new share certificates in respect of the relevant Lock-Up Shares.

(c)          For the avoidance of any doubt, each Holder (or a Permitted Transferee, if applicable) shall retain all of its rights as a shareholder of the Company with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.

3.              Miscellaneous.

(a)          Adjustment. The Shares referenced in this Agreement will be equitably adjusted on account of any changes in the equity securities of the Company by way of stock split, reverse stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means.

(b)          Transfers. If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such transferee of the Lock-Up Shares, as applicable, as one of its equity holders for any purpose. In order to enforce this Section 3(b), the Company may impose stop-transfer instructions with respect to any relevant Lock-Up Shares (and any permitted transferees and assigns thereof), as applicable, until the end of the Lock-Up Period.

(c)          Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time.

(d)          Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

(e)          Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York, without giving effect to any choice of law or conflict of law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York. Each party hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with this Section 3(e) or in such other manner as may be permitted by applicable law, that such process may be served in the manner of giving notices in Section 3(h) and that nothing in this Section 3(e) shall affect the right of any party to serve legal process in any other manner permitted by applicable law, (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York, in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any order in respect thereof, (c) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York, (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same, and (f) agrees that it will not bring any action or proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each party hereto agrees that a final order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the order or in any other manner provided by applicable law.

(f)           WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3(f).

(g)         Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h)          Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof), (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, provided, however, that notice given pursuant to clauses (iii) and (iv) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (having obtained electronic delivery confirmation thereof), in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company, to: Vertical Aerospace Ltd. Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom Email: ############################

With a copy to (which shall not constitute notice):

Latham & Watkins (London) LLP
99 Bishopsgate
London, EC2M 3XF
United Kingdom
Attn: David Stewart and Robbie McLaren
Email: ###################### and ####################

If to any Holder, to: Mudrick Capital Management L.P. 527 Madison Avenue, 6th Floor New York, NY 10022 Attn: Glenn Springer Email: ############################; #######################	With a copy to (which shall not constitute notice): Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Attn: Nitin Konchady Email: #######################

(i)           Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and each Holder. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j)           Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k)          Specific Performance. Each Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by such Holder, money damages will be inadequate and the Company will have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by such Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Company shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by such Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

(l)           Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company or any of the obligations of the Holders under any other agreement between the Holders and the Company, or any certificate or instrument executed by the Holders in favor of the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or any of the obligations of the Holders under this Agreement.

(m)         Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n)         Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail, in .pdf or any other form of electronic delivery (including any electronic signature complying with U.S. federal ESIGN Act of 2000) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement..

[Remainder of Page Intentionally Left Blank]

 IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

HOLDERS:

MUDRICK CAPITAL MANAGEMENT L.P. on behalf of the funds, investors, entities or accounts that are managed, sponsored or advised by it and listed in Annex A (each a “Holder”)

By:	/s/ John O'Callaghan
Name:	John O'Callaghan
Title:	Authorized Signatory

[Signature Page to Lock-Up Agreement]

COMPANY:

VERTICAL AEROSPACE LTD.

By:	/s/ Stephen Welch
Name:	Stephen Welch
Title:	Chairman

[Signature Page to Lock-Up Agreement]

Annex A

Holder	Number of Shares
Mudrick Distressed Opportunity Fund Global, L.P.	11,142,078
Blackwell Partners LLC - Series A	3,670,784
Boston Patriot Batterymarch ST LLC	5,267,448
Boston Patriot Batterymarch ST LLC	7,397,436
Boston Patriot Newbury St LLC	1,277,803
Mudrick Distressed Opportunity Drawdown Fund II, L.P.	6,420,501
Mercer QIF Fund PLC	1,908,656
Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.	670,148
Mudrick Stressed Credit Master Fund, L.P.	3,969,760
Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.	1,679,514
Mudrick Distressed Opportunity SIF Master Fund, L.P.	1,276,146
Michel Donegani	185,113
Dietrich Foundation	1,233,063
BAM Credit Opportunities Fund	61,546
Mudrick Opportunity Co-Investment Fund, L.P.	1,183,589
Total	47,343,585